UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12
Corporate Registry ID (NIRE) 35.300.027.795
Publicly-Held Company
Special and Annual Shareholders’ Meetings
Call Notices

Special Shareholders’ Meeting

We invite the shareholders of this Company to meet at the Special Shareholders’ Meeting to be held on March 10th, 2009, at 4:30 pm, at the Company’s headquarters, Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre, 5o andar, Prédio Novo, in order to examine and resolve on the Board of Directors’ proposals to:

1. Amend the Bylaws to Sole Paragraph of Article 24, in view of the change in the names of the Codes of Ethics, which are now called Bradesco Organization’s Codes of Ethical Conduct, both corporate and by sector;

2. Pursuant to Article 12 of Law # 6,404/76 and CVM Rules # 323 and # 358, of January 19th, 2000 and January 3rd, 2002, respectively, and considering:

• that, within the shareholding structure, there is a large number of shareholders with interest lower than 50 shares, considering that most of these shareholders are under the condition of inactive, generating a significant volume of services and operating costs to the Company; and

• the purpose of adjusting the shareholding structure, with the consequent decrease in operating controls/costs to the Company and its shareholders, providing greater efficiency to the operational system of book-entry shares and disclosure of information to shareholders,

To submit to reverse split 3,069,869,800 non-par registered book-entry shares, representing the Capital Stock, at the ratio of 50 (fifty) to 1 (one), in compliance with the respective types, changing them into 61,397,396 non-par registered book-entry shares, and also considering:

• the need to keep the share quotation value in the market at an attractive level for trading, providing better liquidity to shares in the domestic market and to DRs - Depositary Receipts in the international market,

To submit to stock split 61,397,396 non-par registered book-entry shares, at the ratio of 1 (one) to 50 (fifty), pursuant to the respective types, changing them into 3,069,869,800 non-par registered book-entry shares.

Both the reverse split and the stock split will only be simultaneously carried out after the term granted to shareholders for adjustments to positions, provided for in the next paragraph.

After the operation ratification by the Brazilian Central Bank, the Company will publish a “Material Fact”, establishing a term of not less than 60 days, as of its publication, so that common or preferred shareholders in a number not multiple of 50 can, at their free and exclusive discretion, round their positions either in the Bradesco Depositary Institution or in each Brokerage Firm which have shares under Custody, accordingly.

The shareholders that want to complement their positions to a multiple of 50 shares, immediately higher, by type, may do it by means of trading on BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, through the Brokerage Firm of their free choice.

The shareholders shall be exempt from the brokerage fee and other fees, exclusively for purchases made by means of Bradesco S.A. Corretora de Títulos e Valores Mobiliários and Ágora Corretora de Títulos e Valores Mobiliários S.A., Bradesco Organization’s companies.

In the event of a possible lack of liquidity in the market for acquisition of shares for position rounding, and, if of their interest, shareholders may trade with the Company’s Controlling Shareholders (in this case, the shareholder shall go to a Bradesco Branch).

After the term set forth for the adjustment by shareholders, the possible fractions of shares will be separated, grouped in whole numbers and sold in an Auction to be held on BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, and the respective amounts shall be at the disposal of shareholders entitled to them.

Considering that the reverse split and the stock split will be processed at the same proportion, this operation, if approved by the Shareholders’ Meeting and by the proper Regulatory Bodies, will not change the number of shares comprising the Capital Stock and, consequently, will not amend the “caput” of Article 6 of Banco Bradesco S.A.’s Bylaws and the amount of Monthly Dividends.

Simultaneously to the operation in the Brazilian Market, also in compliance with the term for the adjustment to positions, the reverse split and split of DRs – Depositary Receipts will be processed in the US Market (NYSE) – ADRs and in the European Market (Latibex) – GDRs.

Annual Shareholders’ Meeting

We invite the shareholders of this Company to meet at the Annual Shareholders’ Meeting, to be held on March 10th, 2009, at 5:00 pm, at the Company’s headquarters, in Cidade de Deus, Vila Yara, Osasco, SP, at Salão Nobre do 5o andar, Prédio Novo, in order to:

1. approve the Administration’s accounts, examine, discuss and vote on the Management Report, the Financial Statements, the Independent Auditors’ Opinion, the Fiscal Council’s Opinion and the Summary of the Audit Committee’s Report, related to the fiscal year ended on December 31, 2008;

2. resolve on the allocation of the net income for the year;

3. elect the Board of Directors’ members, being necessary, pursuant to CVM Rules # 165, of December 11th, 1991, and # 282, of June 26th, 1998, of a minimum percentage of a 5% of the voting capital so that shareholders may request the adoption of the multiple vote process;

4. elect the Fiscal Council’s members, pursuant to Article 161 of Law # 6,404/76; and

5. establish the Administration’s global annual compensation, pursuant to the previsions of the Company’s Bylaws.

Documents Made Available to Shareholders: the Call Notices, the Material Fact, the Proposals of the Board of Directors and the Manual for the Participation of Shareholders in the aforementioned Shareholder’s Meetings will be available to shareholders in Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and they may also be viewed on the website www.bradesco.com.br – Corporate Governance – Corporate Documents section.

Representation: pursuant to Paragraph One of Article 126 of Law # 6,404, as of December 15th, 1976, and further amendments, shareholders may be represented by attorneys-in-fact, in compliance with the legal restrictions, sending the original power of attorney in up to 2 (two) business days before the estimated date of the Shareholders’ Meeting, by mail or by messenger, to Banco Bradesco S.A. – Secretaria Geral – Área Societária - Cidade de Deus - 4o andar do Prédio Novo - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent to the e-mail governancacorp@bradesco.com.br and as an alternative by fax (55 11) 3684-4630 or (55 11)3683-2564.

Further needed clarifications may be obtained through the e-mail investidores@bradesco.com.br, in the Investor Relations Website – www.bradesco.com.br/ri, in the Bradesco Branch Network or by means of the telephone number 0800 704 0200 (free call).

Cidade de Deus, Osasco, SP, February 17th, 2009

 Lázaro de Mello Brandão
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.